UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-41660

YanGuFang International Group Co., Ltd.

3/F, Building 3

33 Suhong Road, Minhang District

Shanghai, China, 201100

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒             Form 40-F ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 15, 2023, YanGuFang International Group Co., Ltd. (the “Company”) received a staff determination letter (the “Letter”) from the Listing Qualifications Department of The Nasdaq Stock Market LLC (“Nasdaq”), notifying the Company of its noncompliance with the Nasdaq Listing Rule 5250 (c)(1) for continued listing due to its failure to file its Annual Report on Form 20-F for the fiscal year ended June 30, 2023 (“Form 20-F”) in a timely manner.

Pursuant to the Letter, the Company has 60 calendar days to submit to Nasdaq a plan to regain compliance from the date of receipt of the Letter and if the plan is accepted by Nasdaq, the Company will be granted an exception of up to 180 calendar days from the Form 20-F’s due date, or until May 13, 2024, to regain compliance.

The Letter further stated that if the plan is not accepted by Nasdaq, the Company will have the opportunity to appeal that decision to a Hearing Panel pursuant to the Nasdaq Listing Rule 5815(a).

The Letter has no immediate impact on the listing of the Company’s ordinary shares on the Nasdaq Capital Market.

The Company is working diligently on the Form 20-F and intends to file the Form 20-F as promptly as possible in order to regain compliance with the Nasdaq Listing Rule 5250(c)(1). However, if the Company fails to file the Form 20-F by January 16, 2024, the Company will submit a plan by such date to Nasdaq that outlines the steps the Company will take to file the Form 20-F.

On November 17, 2023, the Company issued a press release announcing its receipt of the Letter. A copy of the press release is filed as Exhibit 99.1 to this Report on Form 6-K and is incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

YanGuFang International Group Co., Ltd.

Date: November 17, 2023	By:	/s/ Junguo He
	Name:	Junguo He
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description
99.1	Press Release dated November 17, 2023, issued by the Company

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